FRAN STOLLER
Partner

345 Park Avenue	Direct	212.407.4935
New York, NY 10154-1895	Main	212.407.4000
	Fax	212.214.0706
	fstoller@loeb.com

August 13, 2007

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stone Tan China Acquisition Corp.
Form S-1 Registration Statement
File No. 333-142729

Dear Mr. Reynolds:

On behalf of our client, Stone Tan China Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 (No. 333-142729) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 5 is being filed to respond to the comments set forth in the Staff’s letter dated August 10, 2007 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 5, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response

General

1.	Please revise the cover page to identify the nine states and disclose that investors may only purchase shares if they reside in one of the nine states or are institutional investors.

The cover page has been revised in response to the Staff’s comment.

2.

We note your response to prior comment three and the revised disclosure on page 21. It is unclear why you qualify the disclosure by stating that the executive officer and directors “may” have conflicts that must be presented to other entities “[i]f appropriate.” Please revise to state, if true, that the executive officer and directors must present opportunities first to KapStone Paper, McDonald’s and the other entities, identifying each entity.

We have expanded the risk factor disclosure to include all of the entities other than the Company to which opportunities must first be presented by Messrs. Stone and Tan if such opportunities are appropriate for those entities. The qualifying use of the word “may” reflects the fact that there are many potential opportunities the Company may look at in China that would not be appropriate for, and therefore need not be presented first to, KapStone, McDonald’s or the other existing affiliated entities.

3.

We note your response to prior comment four. Please revise the heading to the last risk factor on page 34 to reflect the statement that investors “will not” be able to acquire or resell your securities if they reside in the identified states.

We have revised the heading of the last risk factor on page 34 to reflect that investors will not be able to acquire or resell securities in the aftermarket in the jurisdictions indicated.

4.

We note your response to prior comment five. Please revise the risk factor heading on page 34 to state, if true, that retail investors in the IPO and aftermarket will only be permitted to purchase or sell your securities if they reside in the nine state, identifying the states.

The heading of the first full risk factor on page 34 has been revised to reflect the fact that retail investors will not be able to purchase securities in the IPO unless they reside in the jurisdictions indicated. We have removed the references to aftermarket resales of such securities from this risk factor and placed all aftermarket disclosure in the last risk factor on page 34. See our response to comment 3 above.

5.

We note your response to prior comment nine. You state on page 73 that Messrs. Stone and Tan “have a fiduciary obligation to these companies that take priority over us.” You also state that to minimize conflicts of interest they have “agreed to present to [you] for [your] consideration any company or business” meeting certain requirements. Please revise to reconcile the inconsistency. Does the phrase “subject to their respective fiduciary obligations” mean that they will present opportunities appropriate for KapStone Paper, McDonald’s, Pacific Millennium, Samling and Dotar to those entities before presenting them to you? If so, it is unclear what effect the agreement to present any conflicting business opportunities to you first would have. Please revise accordingly.

We have revised the relevant disclosure in Amendment No. 5 on pages 2, 47 and 73 to (i) delete the reference to minimizing conflicts or the appearance of conflicts and (ii) replace the term “agreed to” with “are obligated to.” Together, these changes clarify that it is the officers’ fiduciary obligation to the Company to present to it suitable business targets unless required to present them to their other affiliated companies first.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or Giovanni Caruso at (212) 407-4866.

Sincerely,

/s/ Fran Stoller
Fran Stoller
Partner